NEWS RELEASE

Crosshair to oppose all resolutions at AusAm EGM

Calls on shareholders to send a message to AusAm Board

August 28th, 2011	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (NYSE Amex: CXZ) (TSX: CXX) (“Crosshair”) has called on fellow shareholders of Australian American Mining Corporation Limited (“AusAm”) to oppose the resolutions proposed for a general meeting of AusAm shareholders on September 9, 2011.

Crosshair has written to all AusAm shareholders outlining its opposition to the resolutions, based on its concerns regarding the performance and direction of AusAm.

Mark Morabito, the Executive Chairman of Crosshair, said shareholders should not miss the opportunity to send a message to the AusAm Board:

“The AusAm share price has slumped over an extended period and destroyed significant shareholder wealth along the way. AusAm’s Board has failed to adequately capitalise on the exploration and development of its assets and it appears that the AusAm Board does not have a realistic plan to halt the value destruction.”

“AuAm shareholders can send a message to the AusAm Board by voting against these resolutions. If other AusAm shareholders agree with us, Crosshair urges them to exercise their rights as a shareholder and vote against these resolutions too,” Mr Morabito said.

Following are the three main points raised in Crosshair’s letter to AusAm shareholders:

1. Should AusAm shareholders really reward this Board?

Several of the resolutions relate to issuing new options to AusAm Board members.

AusAm has not delivered value to its shareholders, far from it. On the contrary, the Board has overseen a major destruction of shareholder value and watched as the AusAm share price has slumped. Now the Board seems to think it deserves to be rewarded for this underperformance. Crosshair takes a very different view. Crosshair is happy to reward Directors for value creation and share price outperformance, but not for value destruction.

Crosshair will be voting against all resolutions relating to the issue of options to AusAm Directors.

2. A junior listing is not the answer

A number of the resolutions are to facilitate listing AusAm on the TSX Venture Exchange.

The AusAm Board claims a TSX Venture Exchange listing will somehow generate value. Crosshair thinks this is unrealistic and naive. Simply listing on another exchange will not create value. Only a detailed and coordinated plan to develop the company’s assets will create the value shareholders deserve, and it needs to be well managed and well executed.  That should be the focus of the AusAm Board.

If AusAm wants a proper North American listing it should focus on the senior exchanges. The TSX Venture Exchange is a junior exchange which suffers from low turnover and attracts only limited interest from institutional investors.

In Crosshair’s opinion the attempted TSX Venture Exchange listing is a distraction and a smokescreen, because it appears that the Board has no real development plan. The Board’s sole focus should be developing AusAm’s assets. That’s why Crosshair will be voting against resolutions to facilitate listing AusAm on the TSX Venture Exchange.

3. A share consolidation will not help

A separate resolution relates to the consolidation of AusAm shares.

The Board wants to force shareholders into a consolidation of its ordinary shares on a 1 for 5 basis as a method to raise its stock price, as an alternative to genuine value creation. This will mean that AusAm shareholders will own only 20% of the number of shares they currently do. In certain circumstances a share consolidation can work, specifically in the context of a specific acquisition or other transaction. A share consolidation cannot be successfully carried out on its own.  Crosshair completed a 1 for 4 share consolidation at the end of 2010, but also included a new project acquisition and a financing.  The new project generated interest and news and the financing solidified the price. Prior to the events in Japan, Crosshair’s share price went from $0.80 (was at $0.20 prior to consolidation) to $2.80 following the share consolidation.

However, in AusAm’s case, the share consolidation introduces the severe risk that the shares will not suddenly start trading at five times their current price, leaving AusAm shareholders further out of pocket.

The total number of AusAm shares on issue will reduce by 80% which is likely to have a serious impact on liquidity; less shares to buy and sell means less trading. AusAm needs to improve liquidity in its shares, not reduce it.

And if other AusAm shareholders think, as Crosshair does, that a junior listing is not the answer then a share consolidation to facilitate listing on the TSX Venture Exchange is pointless. Worse, it means the share price will potentially have further to fall.

Crosshair will be voting against the resolution relating to the consolidation of AusAm shares.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
EXECUTIVE CHAIRMAN

T: 604-681-8030
F: 604-681-8039
E: info@cxxcorp.com
www.crosshairexploration.com

Australia Media, please contact:
Stuart Carson / Shane Murphy
FTI Consulting
0403 527 755 / 0420 945 291
stuart.carson@fticonsulting.com / shane.murphy@fticonsulting.com

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium, vanadium and gold in the US and Canada. Crosshair has senior stock exchange listings on the Toronto Stock Exchange and NYSE AMEX. Its flagship projects, Bootheel and Juniper Ridge, are both located in uranium mining friendly Wyoming.  Bootheel has exceeded the minimum mining threshold and with its in-situ mining potential, is designed for near term production. The CMB Uranium/Vanadium Project is located in Labrador, Canada and has four currently defined resources - C Zone, Area 1, Armstrong and Two Time Zone. Drilling programs are planned for all these projects this summer. The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

For more information on Crosshair and its properties, please visit the website at www.crosshairexploration.com.

Cautionary Note Regarding Forward-Looking Information
Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. Forward-looking statements or information relate to, among other things Crosshair’s intention with respect to voting its shares in AusAm, the exploration potential of the Company's properties and the production potential of Bootheel. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. shareholders and other risks and uncertainties, including those described in the Risk Factors section in the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2011 filed with the Canadian Securities Administrators and available at www.sedar.com. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.